OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-47006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2012
Washington, DC
123

ANNUAL AUDITED REPORT [redacted]
FORM X-17A-5
PART III

12014853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

UNIVEST SECURITIES, INC
NAME OF BROKER-DEALER: Univest Securities inc.

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 Centre Street - Suite 208
(No. and Street)

NEW YORK (City) NEW YORK (state) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Ying Cui swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, Inc. as of December 31 20 11, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn to before me,
the 21st day of FEB 2012 by

Notary Public

Notary Public

JACKSON LEE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE6121031
QUALIFIED IN QUEENS COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES JANUARY 3, 20 13

This report contains (check all applicable boxes):**

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g)Computation of Net Capital.
- [X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m)A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Univest Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2011

UNIVEST SECURITIES, INC.

FINANCIAL HIGHLIGHTS
December 31, 2011

NET LOSS	$	(299,315)
NET WORTH		617,757
CASH AND CASH EQUIVALENTS		495,477
CURRENT RATIO	3.95 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Stockholders
Univest Securities, Inc.

I have audited the accompanying statement of financial condition of Univest Securities, Inc (an S Corporation) as of December 31, 2011, and the related statement of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 9, 2012

UNIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	445,472
Commission receivable		22,574
Marketable Securities, at fair value		61,096
Other receivable		
Total Current Assets		529,142
Property and Equipment		
Property		200,000
Furniture & fixtures		14,170
Automobiles		27,300
Computer equipment		67,748
		309,218
Less: Accumulated depreciation		(140,862)
		168,356
Other Assets		
Restricted cash		50,005
Security deposit		4,000
Total Assets	$	751,503

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable & accrued expenses	$	14,999
Securities sold short, at fair value		104,623
Other payable		11,349
Deposit		2,775
Total Current Liabilities		133,746
Total Liabilities		133,746
Stockholders' Equity		
Common stock, no par, Authorized 200 shares, 200 shares issued and outstanding		232,500
Additional Paid-in Capital		809,308
Accumulated other comprehensive (deficit)		(49,758)
Retained earnings (deficit)		(374,293)
		617,757
Total Liabilities and Stockholders' Equity	$	751,503

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

REVENUES		
Commissions	$	457,833
Rental income		25,136
Dividends		18,307
Interest income		325
Advisor fee		2,384
Realized loss on trading securities		(296,558)
		207,427
OPERATING EXPENSES		
Wages		87,856
Rent		35,653
Brokerage fees & related expenses		34,302
Consulting & professional fees		95,728
Commissions		111,807
Insurance		22,229
Utilities		13,622
Payroll & other taxes		7,081
Pension expense		993
General & administrative		47,789
Depreciation expense		8,774
		465,834
Loss From Operations		(258,407)
Other Comprehensive Income (Loss)		
Unrealized loss on trading securities		(40,908)
Net Loss	$	(299,315)

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2011

Subordinated Liabilities at December 31, 2010	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2011	$ -

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2011

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Deficit)	Retained Earnings (Deficit)	Total
Balance at December 31, 2010	200	$ 232,500	$ 809,308	$ (68,538)	$ (56,198)	$ 917,072
Current year activity		-	-	(40,908)	-	(40,908)
Loss from operations		-	-	-	(258,407)	(258,407)
Transfer to retained earnings		-	-	59,688	(59,688)	-
Distributions to shareholders		-	-	-	-	-
Balance at December 31, 2011	200	$ 232,500	$ 809,308	$ (49,758)	$ (374,293)	$ 617,757

See accompanying notes.

UNIVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(299,315)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		8,774
Unrealized loss on investments		40,908
(Increase) Decrease in:		
Receivables		12,164
Security deposit		5,600
Increase (Decrease) in:		
Accounts payable and accrued expenses		(33,252)
Deposit payable		(2,525)
Net cash used by operating activities		(267,646)
Cash Flows From Investing Activities		
Securities transactions, net		25,698
Net cash provided by investing activities		25,698
Cash Flows From Financing Activities		-
Net decrease in cash		(241,948)
Cash and cash equivalents at Beginning of Year		737,425
Cash and cash equivalents at End of Year	$	495,477
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

1 Nature of Business Operations

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2011

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2011 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Property and Equipment

Property and equipment is recorded at cost, Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations and members equity. Depreciation is provided over the estimated useful lives of the assets using the straight- line method over a period of thirty years for property and six years for equipment. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur..

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

U.S. GAAP requires that a tax position be recognized or derecognized based on a "more likely than not" threshold. This applies to positions taken or expected to be taken in a tax return. The Company does not believe its financial statements include any uncertain tax positions at December 31, 2011 and there are no open tax years prior to 2007. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2011.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 9, 2012 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k*) Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 6 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $412,254, which was $312,254 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.324 to 1.

4 Leases

The Company currently conducts its operations from facilities that are leased under a five year operating lease agreement dated September 28, 2011 and expiring on October 16, 2016. The Company is also is also responsible for an additional security deposit in the amount of $2,068 due on March 28, 2012.

Future minimum renal payments required under the lease are as follows: 2012 - $21,908; 2013 - $23,560 2014 - $24,234.; 2015 - $24,922.; 2016 - $21,460.

Rental expense under this lease for the year ended December 31, 2011 was $4,500..

5 Concentrations and Economic Dependency

Financial instruments that potentially subject the Company to credit risk consist principally of cash which may at certain times throughout the year exceed federally insured limits. At December 31, 2011 all deposits were fully insured.

A significant amount of the Company's revenues are derived from commissions on securities transactions.

6 Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash and cash equivalents	$ 495,447
Commission receivable	22,574
Security deposit	4,000
	$ 552,051
Liabilities	
Accounts payable and accrued expenses	$ (26,348)

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2011 the Company was not in violation of this requirement.

8 Marketable Securities Available-for-Sale

Investments are presented in the financial statements at fair value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

Available-for-sale investments as of December 31, 2011 were as follows:

Level One Input	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Equity Securities	$ 81,381	$ 5,675	$ (25,960)	$ 61,096
Stock Options Sold Short	(84,000)	-	(20,623)	(104,623)
Total Available for Sale Investments	$ (2,619)	$ 5,675	$ (46,583)	$ (43,527)

As of December 31, 2011 $24,754 of the $46,583 gross unrealized losses were related to securities that had been in a continuous loss position for 12 months or more.

9 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2011 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Stockholders'
Univest Securities, Inc.

In planning and performing our audit of the financial statements of Univest Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 9, 2012

UNIVEST SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2011

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2011 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(I) of SEC Rule 15c3-3. Univest Securities, Inc. clears on a fully disclosed basis, and possession and control is handled through Penson Financial Services, Inc. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $100,000..

UNIVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2011
Schedule I

NET CAPITAL

Common stock	$	232,500
Additional Paid-In Capital		809,308
Accumulated other comprehensive (deficit)		(49,758)
Retained earnings (deficit)		(374,293)
Total Credits		617,757

Debits

Receivables to non-customers		-
Property & equipment less accumulated depreciation		168,356
Other non-allowable		4,338
Haircuts - securities		24,287
- undue concentration		8,522
Total Debits		205,503
NET CAPITAL	$	412,254

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	11,105
Minimum capital requirement		100,000
Net capital in excess of requirements	$	312,254

Ratio of Aggregate Indebtedness to Net Capital: 0.324 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	412,254
Net Capital, per above		412,254
Difference	$	-

UNIVEST SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2011

Schedule II

AGGREGATE INDEBTEDNESS:

Commission payable	$	14,999
Short option		104,623
Other payable		11,349
Deposit		2,775
Total Aggregate Indebtedness	$	133,746

UNIVEST SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2011

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

UNIVEST SECURITIES, INC.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Univest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Univest Securities Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Univest Securities Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences, as amended;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 9, 2012

UNIVEST SECURITIES, INC.
SIPC Transitional Assessment Reconcilaition
Decenber 31, 2011

Schedule III

General Assessment Calculation

Total Revenue	$	485,677
Revenue exempt from assessment		(218,135)
		267,542
Rate		0.0025
General Assessment Due		668.86
Less Payments: SIPC 6		(374.43)
Plus: Interest		
Remaining Assessment Due		294.43
Paid with SIPC 7		(215.17)
Balance Due	$	79.26

See Independent Accountants' Report.